Exhibit 19

INSIDER TRADING POLICY

(as approved by the Board of Directors September 30, 2021)

SINTX Technologies, Inc. (the “Company”) has adopted the following policy regarding trading by Company personnel in the Company’s securities (the “Insider Trading Policy,” or this “Policy”). This Policy applies to all Company personnel, including directors, officers, employees and consultants of the Company and its subsidiaries. This Policy also applies to certain family members, other members of a person’s household and entities controlled by Company personnel, as described in Section IV below.

I. The Need for an Insider Trading Policy

This Policy has been developed:

●	to educate all Company personnel as to the federal securities laws and the rules of the U.S. Securities and Exchange Commission (the “SEC”) on insider trading in public company securities;
●	to set forth requirements that apply to Company personnel and other persons covered by this Policy who seek to trade in the Company’s securities;
●	to protect the Company and its personnel from legal liability; and
●	to preserve the reputation of the Company and its personnel for integrity and ethical conduct.

Because the Company is a public company, transactions in the Company’s securities are subject to the federal securities laws and regulations adopted by the SEC. These laws and regulations make it illegal for an individual to buy or sell securities of the Company while aware of material non-public information. The SEC takes insider trading very seriously and devotes significant resources to uncovering the activity and to prosecuting offenders. Liability may extend not only to the individuals who trade while in possession of material non-public information but also to their “tippers,” people who leak material non-public information to individuals who then trade based on that information. The Company and “controlling persons” of the Company may also be liable for violations by Company employees.

II. What is Material Non-Public Information?

Definition.

Material non-public information is any information (positive or negative) that:

●	is not generally known to the public, and
●	which, if publicly known, would likely affect either the market price of the Company’s securities or a person’s decision to buy, sell or hold the Company’s securities.

SINTX Technologies ● 1885 West 2100 South ● Salt Lake City, Utah 84119 ● 801.839.3500 ● www.sintx.com

Examples.

Common examples of information that will frequently be regarded as material include, but are not limited to:

●	quarterly or annual earnings results;
●	projections of future financial results;
●	earnings or losses;
●	news of a pending or proposed merger, acquisition or tender offer;
●	news of a pending or proposed acquisition or disposition of a significant asset;
●	news of a pending or proposed joint venture;
●	a company restructuring;
●	significant transactions with officers, directors or greater than 5% shareholders;
●	financing transactions;
●	changes in dividend policies, the declaration of a stock split or the offering of additional securities;
●	establishment of a stock repurchase program;
●	changes in pricing or cost structure of Company products or services;
●	changes in management;
●	changes in auditors or notification that the auditor’s reports may no longer be relied upon;
●	significant new products or discoveries;
●	significant clinical or regulatory developments;
●	pending or threatened significant litigation, or the resolution of such litigation;
●	impending bankruptcy or financial liquidity problems;
●	internal financial information which departs from what the market expects;
●	the gain or loss of a significant customer or supplier, major contract, license, registration or collaboration;
●	the entry, amendment or termination of a material contract; or
●	other items that require the filing of a Current Report on Form 8-K with the SEC.

Hindsight.

In determining whether information is material, the SEC and other regulators will view the information after-the-fact with the benefit of hindsight. As a result, in determining whether any information is material, we will and you should carefully consider whether regulators and others might view the information as being material in hindsight, with the benefit of all relevant information that later becomes available. For example, if there is a significant change in the Company’s stock price following release of certain information, that information will likely be determined to have been material when viewed with the benefit of hindsight.

In addition to addressing the relevant statutes and regulations in this area, we are adopting this Policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company and certain related persons, not just members of senior management.

III. The Consequences of Insider Trading

The consequences of insider trading violations can be severe. For individuals who trade while in possession of material non-public information (or tip information to others) the sanctions may include:

●	a civil penalty of up to three times the profit gained, or loss avoided;

SINTX Technologies ● 1885 West 2100 South ● Salt Lake City, Utah 84119 ● 801.839.3500 ● www.sintx.com

●	a criminal fine of up to $5 million (regardless of the size of the profit made on the trade); and
●	incarceration for a term of up to 20 years.
●	These penalties can apply even if you are not an officer of the Company or a member of the Board of Directors. Moreover, if an employee violates this Policy, you may also be subject to Company-imposed sanctions, including termination for cause.
●	For the Company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading the sanctions may include:

○	a civil penalty of the greater of $1 million or three times the profit gained, or loss avoided as a result of the employee’s violation; and
○	a criminal penalty of up to $25 million.

●	If you are subject to an insider trading investigation, any of the above consequences, including an SEC investigation regardless of whether it results in prosecution, can tarnish the Company’s or your reputation and irreparably damage your career.

IV. Our Policy

General Prohibition on Trading.

You and any Related Person (as defined below) may not buy or sell securities of the Company while in possession of material nonpublic information or engage in any other action to take advantage of, or pass on to others, that information, subject to the specific exceptions noted below in this Section IV under the caption “Exceptions for Certain Transactions.”

Transactions by Family Members, Others in Your Household and Entities You Control.

The restrictions in this Policy also apply to “Related Persons”, which are any of the following:

●	immediate family members who reside with you;
●	others living in your household (whether or not related to you);
●	family members who do not reside with you but are otherwise dependent upon you for financial support (e.g., college students away at school);
●	family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control (e.g., parents or children who consult with you before they trade in the Company’s securities); and
●	any entities that you influence or control, including any corporations, limited liability companies, partnerships or trusts.

SEC regulations specifically provide that any material non-public information about the Company communicated to any spouse, parent, child or sibling is considered to have been communicated under a duty of trust or confidence; and that any trading in the Company’s securities by such family members while they are aware of such information may, therefore, violate insider trading laws and regulations. Company personnel are expected to be responsible for the compliance of all Related Persons with this Policy. This means that, to the extent such Related Persons of Company personnel intend to trade in the Company’s securities, the Related Persons need to comply with the black-out periods and all other restrictions in this Policy. Furthermore, you should not participate in any investment club (i.e., groups of people who pool their money to make investments) that may invest in the Company’s securities.

SINTX Technologies ● 1885 West 2100 South ● Salt Lake City, Utah 84119 ● 801.839.3500 ● www.sintx.com

Other Companies’ Non-public Information.

This Policy also applies with equal force to information relating to any other company, including our customers or suppliers, obtained by Company personnel during the course of their service to or employment by the Company. Specifically, no Company personnel who, in the course of work on behalf of the Company, learns of material non-public information about a company with which the Company does business may trade in the other company’s securities until the information becomes public or is no longer material.

Personal or Independent Reasons Are Not Exceptions. Transactions in the Company’s securities that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

Policy Administrator.

This Policy shall be administered by the “Policy Administrator,” who shall be the head of human resources, or such other person designated as such by the Company’s Board of Directors.

When Information Becomes Public.

This Policy applies to material non-public information about the Company, which means that trading is permitted once the information becomes known to the public (unless some other Company policy or legal obligation restricts trading at that time). Because the Company’s shareholders and the investing public should be afforded time to receive and absorb information, as a general rule you should not engage in any transactions until the beginning of the first business day after material information has been released. Thus, if an announcement is made before the market opens on a Monday, Tuesday generally would be the first day on which you may trade. If an announcement is made before the market opens on a Friday, Monday generally would be the first day on which you may trade. However, if the information released is complex, such as a major financing or other significant transaction, it may be necessary to allow additional time for the information to be absorbed by the investing public. In such circumstances, you will be notified by the Policy Administrator regarding a suitable waiting period before trading. In addition, we have established specified black-out periods, as described below.

Prohibited Trading Periods.

While it is never permissible to trade based on material non-public information, we are implementing the following procedures to help prevent inadvertent violations of this Policy and avoid even the appearance of an improper transaction (which could result, for example, where Company personnel engage in a trade while unaware of a pending major development).

SINTX Technologies ● 1885 West 2100 South ● Salt Lake City, Utah 84119 ● 801.839.3500 ● www.sintx.com

Company Wide Black-Out Periods Applicable to All Company Personnel.

All Company personnel and Related Persons are prohibited from trading in any of the Company’s securities during the following periods:

●	from the time each such individual becomes aware of the material information (the black-out start times often vary), until the beginning of the first business day after the day the Company has made a public announcement of material information, including earnings releases, unless the information released is complex, in which case it may be necessary to extend this period and the Policy Administrator will notify you of any such extension of the black-out period; and
●	during other specified periods when significant developments or announcements are anticipated, as notified by the Policy Administrator.

You will be notified by e-mail when you may not trade in the Company’s securities during periods when significant developments or announcements are anticipated, in which event you will also be notified when trading restrictions are lifted. Of course, even during periods when trading is permitted, no one, including persons or entities who do not fall within the definition of Related Persons, should trade in the Company’s securities if he or she possesses material non-public information.

Pre-Clearance of All Acquisitions, Sales and Other Transfers by Company Personnel.

In order to ensure compliance with this Policy and with any Section 16 reporting requirements, all transactions in the Company’s securities (including acquisitions, sales, gifts and other transfers, whether or not for value), including the execution of Trading Plans (as defined below), by members of the Company’s Board of Directors or any Company personnel or Related Persons must be pre-cleared by the Policy Administrator. If you are a member of one of the groups listed above and you contemplate a transaction in the Company’s securities, you must contact the Policy Administrator or other designated individual prior to executing the transaction. The Policy Administrator will use his or her reasonable best efforts to provide approval or disapproval of the proposed transaction within two business days. You must wait until receiving pre-clearance to execute the transaction. Neither the Company nor the Policy Administrator shall be liable for any delays that may occur due to the pre-clearance process. If the transaction is pre-cleared by the Policy Administrator, it must be executed by the end of the second business day after receipt of pre-clearance. Notwithstanding receipt of pre-clearance of a transaction, if you become aware of material nonpublic information about the Company after receiving the pre-clearance but prior to the execution of the transaction, you may not execute the transaction. The responsibility for determining whether you are in possession of material non-public information rests with you. If you are a Section 16 reporting person, promptly following execution of the transaction, but in no event later than the end of the first business day after the execution of the transaction, you must notify the Policy Administrator and provide details regarding the transaction sufficient to complete the required Section 16 filings.

SINTX Technologies ● 1885 West 2100 South ● Salt Lake City, Utah 84119 ● 801.839.3500 ● www.sintx.com

Please note that pre-clearance does not provide Company personnel with immunity from investigation or suit, for which it is the responsibility of the individual to comply with the federal securities regulations.

Exceptions for Certain Transactions.

(1) Gifts.

Bona fide gifts are not transactions that are subject to this Policy, unless the person making the gift (the donor) has reason to believe that the recipient of the gift intends to sell the Company’s securities while the donor is in possession of material non-public information.

(2) Mutual Funds.

Transactions in mutual funds that are invested in the Company’s securities are not transactions subject to this Policy.

(3) Transactions Involving Company Equity Plans.

Except as otherwise noted below, this Policy does not apply to the following transactions:

●	Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s equity plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale of stock for the purpose of generating the cash needed to pay the exercise price and or taxes upon the exercise of an option.
●	Restricted Stock Awards and Restricted Stock Unit Awards. This Policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which a person elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock unit. This Policy does apply, however, to any market sale of restricted stock or shares received upon vesting of restricted stock units.
●	Employee Stock Purchase Plan. This Policy does not apply to purchases of the Company’s securities under the Company’s employee stock purchase plan. This Policy does apply, however, to subsequent sales or other transfers of such securities.
●	Other Transactions with the Company. Any other purchase of the Company’s securities from the Company or sales of the Company’s securities to the Company are not subject to this Policy.

SINTX Technologies ● 1885 West 2100 South ● Salt Lake City, Utah 84119 ● 801.839.3500 ● www.sintx.com

(4) Rule 10b5-1 Trading Plans.

Notwithstanding the restrictions and prohibitions on trading in the Company’s securities set forth in this Policy, persons subject to this Policy are permitted to effect transactions in the Company’s securities pursuant to approved trading plans established under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (“Trading Plans”), which may include transactions during the prohibited periods discussed above. Rule 10b5-1 requires that these transactions be made pursuant to a plan that was established while the person was not in possession of material non-public information, and the SEC requires that these plans not be entered into during any applicable Company-imposed black-out period. In order to comply with this Policy, the Company must pre-approve any such Trading Plan prior to its effectiveness. After a Trading Plan is approved, you must wait for a cooling-off period before the first trade is made under the Trading Plan, the length of which will be determined by the Policy Administrator. Once the Trading Plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the dates of the trades. The Trading Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. Any modification of a Trading Plan is the equivalent of entering into a new Trading Plan and cancelling the old Trading Plan. Company personnel seeking to establish, modify or cancel a Trading Plan should contact the Policy Administrator.

V. Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in the Company’s securities while in possession of material non-public information. You are responsible for making sure that he or she complies with this Policy, and that any Related Person, whose transactions are subject to this Policy, also comply with this Policy. In all cases, the responsibility for determining whether you are in possession of material non-public information rests with you, and any action on the part of the Company, the Policy Administrator or any other Company personnel pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You may be subject to legal penalties and disciplinary action by law enforcement officials and/or the Company for any conduct prohibited by this Policy or applicable securities laws, as described in Section III above.

Tipping Information to Others.

You may not disclose non-public information about the Company to others outside the Company who do not have an obligation to maintain the confidentiality of such information. If an outsider trades on such information, penalties for insider trading may apply in these situations whether or not you derive any monetary benefit from the other person’s trading activities. Material non-public information is often inadvertently disclosed or overheard in casual, social conversations. Please take care to avoid such disclosures.

Prevention of Insider Trading by Others.

If you become aware of a potential insider trading violation, you must immediately advise our Policy Administrator and/or report the matter using the Company’s anonymous whistleblower reporting procedures. You should also take steps, where appropriate, to prevent persons under your supervision and/or control from using material non-public information for trading purposes. Moreover, Company-imposed sanctions, including termination for cause, could result if an employee fails to comply with this Policy.

SINTX Technologies ● 1885 West 2100 South ● Salt Lake City, Utah 84119 ● 801.839.3500 ● www.sintx.com

Confidentiality.

The unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in the Company’s securities can cause serious problems for the Company. You should not discuss internal Company matters or developments (whether or not you think such information is material) with anyone outside of the Company (including, but not limited to, family, friends, business associates, investors and expert consulting firms), except as required in the performance of regular corporate duties. This prohibition applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community and also includes posting material non-public information on any social media outlets such as Facebook, Twitter, etc. It is important that all such communications on behalf of the Company be made only through an authorized officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquirer to the head of investor relations or the CEO. Please review the Company’s separate Regulation FD Policy, which governs all public communications with people outside the Company. Please also refer to the Company’s Social Media Policy.

VI. Additional Prohibited Transactions

Because we believe it is generally improper and inappropriate for Company personnel to engage in short-term or speculative transactions involving the Company’s securities, it is our policy that you and any Related Person not engage in any of the following activities, except in each case in limited circumstances with prior approval of the Policy Administrator:

●	trading in any shares of Company common stock purchased in the open market and held for less than six months;
●	short sales of the Company’s securities;
●	use of the Company’s securities to secure a margin or other loan;
●	transactions in straddles, collars or other similar risk reduction or hedging devices; and
●	transactions in publicly-traded options relating to the Company’s securities (i.e., options that are not granted by the Company).

VII. Post-Termination Transactions

This Policy will no longer apply after the termination of your service to the Company. However, if you are in possession of material non-public information when your service terminates, you may not trade in the Company’s securities until that information has become public or is no longer material, and it would be prudent for you, if you are subject to a black-out period upon termination of service, to refrain from trading until those restrictions no longer apply to Company personnel. Note, if you are a Section 16 reporting person there may still be restrictions on your ability to trade in the Company’s securities post-termination of employment.

SINTX Technologies ● 1885 West 2100 South ● Salt Lake City, Utah 84119 ● 801.839.3500 ● www.sintx.com

VIII. Company Assistance

The Policy Administrator can respond to any questions about specific transactions or this Policy in general that you may have. Remember, however, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, please use your best judgment when considering a transaction in the Company’s securities.

IX. Certifications

As a condition to employment, all employees will be required to certify their understanding of and intent to comply with this Policy. All members of the Company’s Board of Directors are also required to certify their understanding of and intent to comply with this Policy at the time of appointment or subsequently as this Policy may be updated from time-to-time.

Certification Under Insider Trading Policy

The undersigned hereby certifies that he/she has read and understands, and agrees to comply with, the Company’s Insider Trading Policy, a copy of which was distributed with this Certification.

Date: ______________________________

Signature __________________________

Name: ____________________________

(Please Print)

Title: ___________________________

Date: April 2021

SINTX Technologies ● 1885 West 2100 South ● Salt Lake City, Utah 84119 ● 801.839.3500 ● www.sintx.com